August 14, 2024

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

       Re: J-Star Holding Co., Ltd.
           Amendment No. 20 to Registration Statement on Form F-1
           Filed August 2, 2024
           File No. 333-263755
Dear Jing-Bin Chiang:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 9, 2024 letter.

Amendment No. 20 to Registration Statement on Form F-1 filed August 2, 2024 Use of Proceeds, page 49

1. We note your response to prior comment 2. Please disclose whether the amounts allocated to each purpose will be sufficient to accomplish the intended use or whether you will require additional funds. If you will require additional funds, disclose the expected source, amount and nature of the funding. For example, while you increased the percentage allocated to acquiring and investing in a production plant, the actual dollar amount you intend to devote to that purpose is substantially less than what it was in prior amendments.


       Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please
 August 14, 2024
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contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Lawrence S. Venick, Esq.